

November 19, 2014

Via E-mail
Yue Kou, Chief Financial Officer
Toda International Holdings, Inc.
c/o Dalian Tofa Wire and Cable Co., Ltd.
No. 18-2-401 Gangjing Garden, Dandong Street, Zhongshan District
Dalian, Liaoning Province, PRC 116001

  Re: Toda International Holdings, Inc.
    Form 20-F for the year ended December 31, 2013
    Filed July 11, 2014
    File No. 0-52346

Dear Mr. Kou:

  We have reviewed your response to our comment letter dated September 30, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the period ended December 31, 2013

Item 4. Information on the Company, page 19

A History and Development of the Company, page 19

1. We understand from your response to prior comment 1 that there have been no new transactions that are inconsistent with Section 13(k) since March 15, 2011, the date the company became subject to Section 13(k). However, please be aware that Section 13(k) of the Exchange Act prohibits issuers and their subsidiaries not only from extending credit, but also from maintaining credit in the form of a personal loan to or for any director or executive officer, or equivalent thereof, of the issuer. Please provide us with a detailed analysis of the extent to which these provisions of Section 13(k) are applicable to the outstanding loans from Dalian Xinding to Pi Jia Liu, Zong Li Li and Chuan-Tao Zheng.

<u>Consolidated Statement of Cash Flows, page F-7</u>

2.   Please provide the detailed reconciliation you reference in your response to comment eight of our letter dated September 30, 2014. We may have further comments upon review of this reconciliation.

       You may contact Mindy Hooker at (202) 551-3732, Kevin Stertzel at (202) 551-3273 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief